UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HireRight, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

433538 10 5

(CUSIP Number)

August 21, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433538 10 5

1.	Names of Reporting Persons Split Rock Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 433538 10 5

1.	Names of Reporting Persons SPVC V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 433538 10 5

1.	Names of Reporting Persons SPVC VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer The name of the issuer is HireRight, Inc. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices The address of the principal executive offices of the Issuer is 5151 California Avenue, Irvine, CA 92617.

Item 2.
(a)

Name of Person Filing
Split Rock Partners, LLC (“Split Rock”), SPVC V, LLC (“SPVC V”) and SPVC VI, LLC (“SPVC VI”).  Split Rock, SPVC V and SPVC VI are collectively referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence The principal business address of each of the Reporting Persons is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.
	(c)	Citizenship Each of the Reporting Persons is a Delaware limited liability company.
	(d)	Title of Class of Securities The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is 433538 10 5.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Not Applicable.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 22, 2008.

SPLIT ROCK PARTNERS, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer

SPVC V, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer

SPVC VI, LLC

By: SPVC Management VI, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).